UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 0F 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-138794

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alberto Culver 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alberto Culver Company

2525 Armitage Ave.

Melrose Park, IL 60160

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

(With Independent Auditors’ Report Thereupon)

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Alberto Culver 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Alberto Culver Company 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) and Schedule H, Line4a- Delinquent Participant Contributions as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 29, 2009

ALBERTO-CULVER

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$53,758,338	45,980,864
Fully benefit-responsive investment contracts, at fair value	38,085,762	12,805,354

Total investments, at fair value	91,844,100	58,786,218

Participant loans	2,091,690	1,192,623

Receivables:
Employer contributions	2,155,409	1,567,845
Participant contributions	4,963	14,008

Total receivables	2,160,372	1,581,853

Net assets available for benefits before adjustments	96,096,162	61,560,694

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,131,517	—

Net assets available for benefits	$98,227,679	61,560,694

See accompanying notes to financial statements.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):
Net (depreciation)/appreciation in fair value of investments	$(18,922,750)	3,894,719
Dividends and interest income	327,716	525,990
Interest on participant loans	116,603	90,915

Total investment (loss) income	(18,478,431)	4,511,624

Contributions:
Plan merger - profit sharing plan	48,589,499	—
Employer	6,085,620	1,567,845
Participant	6,560,554	6,282,524

Total contributions	61,235,673	7,850,369

Total additions	42,757,242	12,361,993

Deductions from net assets attributed to:
Benefits paid to participants	(6,079,041)	(8,194,642)
Administrative fees	(11,216)	(6,277)

Total deductions	(6,090,257)	(8,200,919)

Net increase	36,666,985	4,161,074

Net assets available for benefits at beginning of year	61,560,694	57,399,620

Net assets available for benefits at end of year	$98,227,679	61,560,694

See accompanying notes to financial statements.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the Alberto Culver 401(k) and Profit Sharing Plan (the Plan) provides only general information. The original name of the Plan was the Alberto-Culver 401(k) Savings Plan. Effective September 30, 2008 (the Merger Date), the Alberto-Culver Company Employees’ Profit Sharing Plan (the Profit Sharing Plan) was merged into the Plan, with the Plan as the survivor. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan, established on January 1, 1994, is a defined contribution plan available to eligible employees of Alberto Culver Company (the Company) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the administrator of the Plan.

Prior to July 15, 2008, Prudential Bank & Trust Company, FSB (Prudential) was the custodian and trustee and provided record keeper services to the Plan. On July 15, 2008 (the Trustee Transfer Date), Wells Fargo Bank, N.A. (Wells Fargo) was appointed by the Company as the successor trustee, custodian and record keeper of the Plan. On the Trustee Transfer Date, Prudential transferred to Wells Fargo the assets of the Plan. The asset transfer from Prudential to Wells Fargo amounted to $49,586,118 in cash from the liquidation of assets held in Prudential pooled separate accounts (and a small amount of cash attributable to partial shares held for investment of the Company and Sally Beauty Holdings, Inc. (Sally Beauty) common stocks). In addition, on the Trustee Transfer Date, Prudential transferred 143,848 and 56,510 shares of the Company and Sally Beauty common stocks, respectively. The market value of the Company and Sally Beauty common stocks, using the previous trading day’s closing market prices, was $3,594,762 and $396,135, respectively. Outstanding participant loans totaling $1,193,525 were also transferred from Prudential to Wells Fargo on the Trustee Transfer Date.

As of the Merger Date, $48,589,499 in Profit Sharing Plan assets merged with and into the Plan. The Profit Sharing Plan’s assets included $47,808,783 invested in the Plan’s available investment options and $780,716 in outstanding participant loans. Participant accounts remained invested according to their investment instructions on record with the Plan as of the Merger Date.

(b)	Participation

Employees who are at least 21 years of age may participate in the Plan. On December 31, 2008 and 2007, there were 1,469 and 1,210 participants in or beneficiaries of the Plan, respectively.

(c)	Contributions

Contributions to the Plan are made by both the participant and Company. Participants may contribute any whole percentage, up to 100% of their eligible compensation, subject to the limitations of the Internal Revenue Code (the Code). Highly compensated employees, as defined by the Code, are subject to more restrictive maximum annual contribution limits. The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. Participants may also make a rollover contribution from other qualified plans or rollover IRA.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The 401(k) Company matching contributions to the Plan are based on a discretionary match credited to eligible participant accounts on an annual basis. For the years ended December 31, 2008 and 2007, the Company matched $0.50 on each pre-tax dollar contributed to the Plan up to 6% of eligible participant compensation for non-collectively bargained participants.

An annual discretionary Company profit sharing contribution was made to the Plan upon approval from the Company’s Board of Directors. The annual Company profit sharing contribution was allocated to participants who met the eligibility requirements above and were employed by the Company as of the last day of the Company’s fiscal year ended September 30, 2008. The annual Company contribution was credited to a participant’s account on a pro rata basis based on a participant’s eligible compensation.

Effective January 1, 2008, for employees of the Company belonging to the United States Steelworkers of America – Local 9777 Chapter (Local 9777), the Company agreed to increase the Company matching contribution from $0.10 for each dollar contributed up to 6% of eligible compensation contributed to $1.00 for each dollar contributed up to 2% of eligible compensation contributed. The Company also agreed to make a nonelective contribution, equal to 2% of eligible compensation, to each eligible Local 9777 employee’s individual account in the Plan. These Company contributions are contributed annually based upon an eligible Local 9777 employee’s eligible compensation accumulated during the year.

(d)	Participant Accounts

Each participant’s account is credited with the Company’s contributions and the allocation of investment earnings/losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct the investment of their account into various investment funds offered by the Plan. Participants may reallocate their investments among the available investment alternatives any time during the plan year. Dividend and interest income received on investments are reinvested in the same funds.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Vesting and Forfeitures

Participants become fully vested in any Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Years of vesting service	Vested percentage

Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

The vested percentage shall be 100% for an active participant on and after attainment of normal retirement age, death, or disability, as defined by the Plan.

If a participant terminates employment with the Company, the participant’s nonvested portion of Company contributions and earnings thereon are forfeited.

Forfeited amounts attributable to Company matching contributions and the 2% nonelective contribution are used to reduce future Company matching contributions to the Plan. For the plan years ended December 31, 2008 and 2007, forfeiture amounts allocated to eligible participants were $142,522 and $65,074, respectively.

Forfeited amounts attributable to Company profit sharing contributions are allocated to eligible participant accounts in accordance with the provisions of the Plan. For the year ended December 31, 2008, the forfeiture amount allocated to eligible participants was $436,043. For the year ended December 31, 2007, a Company profit sharing contribution was not made under the Plan, but rather the Profit Sharing Plan.

The Company will reinstate the forfeited balance to the account of a terminated participant who rejoins the Company before incurring five consecutive one-year breaks in service and has met the requirements set forth by the Plan.

(f)	Payment of Benefits

Upon termination of employment, including termination due to disability, death, or retirement, a participant or their beneficiary may elect to receive a lump-sum payment of the total value of the vested interest in his or her account. Alternatively, a participant may elect to receive Company common stock (to the extent the participant’s account is invested in Company common stock), a direct rollover, or, if the participant’s account balance is at least $5,000 in value, leave his or her account balance with the Plan.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Actively employed participants who have reached age 59 1/2 may begin receiving payments from the vested interest in his or her account. The Plan also allows participants to make hardship withdrawals (subject to provisions of the Code and the Plan) of some or all of their pretax contributions made to the Plan.

(g)	Participant Loans

A participant may borrow against the vested interest in his or her account for periods of one to five years. In the event the loan is used to purchase a primary residence, up to a ten year period for repayment is allowed. Participant loans must be at least $500 and are limited to the lesser of $50,000 or 50% of the participant’s vested interest in his or her account. All loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate plus 1%. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance(s) from all qualified retirement plans maintained by the Company during the preceding twelve months. The maximum number of loans a participant can have outstanding at a time is two.

Outstanding participant loans are considered assets of the Plan and repayments of principal and interest are credited to the borrowing participant’s account using his or her current investment election. The carrying value of participant loans approximate fair value given the short maturity of these instruments. At December 31, 2008 and 2007, interest rates on outstanding loans ranged from 4.0% to 10.5% and 5.0% to 10.5%, respectively. At December 31, 2008 and 2007, the number of participants with outstanding loans was 348 and 232, respectively.

(h)	Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company, which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan administration, short-term trading fees, and all other investment expenses are paid directly from participant accounts in the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Asset Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of the Wells Fargo Stable Return Fund G (the Stable Return Fund), a common/collective trust fund, which is stated at fair value with the related adjustment amount from contract value disclosed in the statements of net assets available for benefits at December 31, 2008. At December 31, 2007, the Plan did not have an investment in the Stable Return Fund or any another common/collective trust fund investment that required a fair value to contract value adjustment. Fair value of pooled separate accounts is measured by the net unit

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

value, which is based on the fair value of the underlying assets of the account (excluding the Prudential Principal Preservation Separate Account (PPSA). The statement of changes in net assets available for benefits is prepared on a contract value basis.

The shares of registered investment companies are valued at quoted market prices. Common stock, including the Company’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the plan year. Participant loans are reported at amortized cost, which approximates fair value.

Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Purchases and sales of investments are recorded on the trade date. Interest and dividends are recorded when earned.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust fund, the Stable Return Fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Stable Return Fund and the adjustment from fair value to contract value.

The Stable Return Fund is a common/collective fund that invests in cash equivalents and investment contracts, such as traditional guaranteed investment contracts (GICs and BICs) and security-backed contracts issued by insurance companies and other financial institutions and carries its investments at contract value. The contract value of GICs represents contributions made under the contract less any participant-directed withdrawals plus accrued interest that has not been received by the issuer. The fair value of a security-backed contract includes the value of the underlying securities, accrued interest on the underling portfolio assets, and the value of the wrapper contract. The Stable Return Fund is fully benefit responsive, which means withdrawals from this investment may be made at contract value for qualifying benefit payments, including participant-directed transfers. The average yield for the Stable Return Fund was 5.29% and the average crediting interest rate was 4.10%, which was distributed to unit holders for the year ended December 31, 2008. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

The PPSA is an insurance product offered through a group annuity contract with Prudential Retirement Insurance and Annuity Company (PRIAC), which is “evergreen” in nature and has no maturity date. The PPSA provides a constant “open window” for participant directed deposits and withdrawals. As such the contract does not provide for any predetermined schedules of cash flows as there would be for a traditional guaranteed investment contract. The PPSA offers a full guarantee of principal and interest by PRIAC. Assets to support the contractual guarantees are held in a

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

nonunitized commingled separate collateral account of PRIAC. The value of the PPSA is stated at contract value which equals fair value given the specific characteristics of the product. Interest crediting rates for the PPSA are declared by PRIAC in advance and guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). The interest crediting rates are not based on the performance of the collateral account. For the years ended December 31, 2008 and 2007, the average yield and crediting interest rates were approximately 3.9% and 4.0%, respectively.

As of the Trustee Transfer Date, Company common stock and Sally Beauty common stock investments converted to unitized stock funds and began to be tracked on a unitized basis. Each unitized stock fund consists of shares of the applicable common stock and a small percentage of cash (typically, between 1%-3%), invested in the Wells Fargo Advantage Cash Investment Fund, sufficient to meet the daily cash needs. For each fund, the value of a unit reflects the combined market value of the applicable common stock and the cash investment held by the unitized stock fund. At December 31, 2008, there were 1,096,814 units with a fair value of $9.81 per unit outstanding in the Company Stock Fund and 179,106 units with a fair value of $8.19 per unit outstanding in the Sally Beauty Stock Fund. At December 31, 2007, these common stock investments were not unitized and as a result are reported separately in Note 4.

The carrying value of receivables approximates their fair value given the short maturity of those instruments.

(c)	Adoption of New Accounting Pronouncement

In September 2006, Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. On January 1, 2008, the Plan adopted SFAS No. 157 and subsequently adopted certain related FASB staff positions. Refer to Note 3 for disclosures provided for fair value measurements of Plan investments.

(d)	Payment of Benefits

Benefit payments to participants are recorded upon distribution from the Plan.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from those estimates.

(f)	Risks and Uncertainties

The Plan invests in various forms of investments. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

investments, it is possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(g)	Reclassification

A reclassification has been made to the 2007 statement of net assets available for benefits to conform to the 2008 presentation. Such reclassification had no effect on total assets and net assets available for benefits.

(3)	Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS No. 157 and subsequently adopted certain related FASB staff positions. SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

SFAS No. 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

•	Level I: quoted market prices in active markets for identical assets or liabilities;

•

Level II: inputs other than Level I that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level III: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level I, II and III inputs are defined above):

	Fair Value Measurements Using Input Type
	Level I	Level II	Level III	Total
Common/Collective Trust	$—	$38,085,762	$—	$38,085,762

Mutual funds	41,528,874	—	—	41,528,874

Company Stock Fund	10,762,887	—	—	10,762,887

Sally Beauty Stock Fund	1,466,577	—	—	1,466,577

Total investments measured at fair value	$53,758,338	$38,085,762	$—	$91,844,100

The Plan’s valuation methodology used to measure the fair values common stocks investment funds and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of common/collective trust funds are included in Note 2.

(4)	Other Investment Related Disclosures

The fair values of investment fund balances that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007 are as follows:

	2008	2007
Wells Fargo Stable Value Fund G	$38,085,762	—
Company Stock Fund	10,762,887	—
Shares of Company common stock	—	3,132,734
Vanguard Morgan Growth Fund	6,215,268	—
Vanguard Institutional Index Fund	5,882,300	—
Principal Preservation Separate Account	—	12,805,354
Dryden S&P 500 Index Fund	—	6,686,144
Balanced I Fund (Sub-advised by Wellington Management)	—	4,283,963
Large Cap Growth/Turner Investment Partners Fund	—	8,605,779
Oppenheimer Global Fund	—	3,237,473
International Equity/Julius Baer Fund	—	3,730,641

As stated in Note 2(e), the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

contract value. The fair value of this fund as of December 31, 2008 was $38,085,762. The contract value of the fund as of December 31, 2008, which is a component of net assets available for benefits, totaled $40,217,278.

During the plan years ended December 31, 2008 and 2007, the Plan’s investments (including investments bought, sold, and held during the year) (depreciated)/appreciated in value as follows:

	2008	2007
Pooled separate accounts	$(6,222,251)	3,424,886

Common collective trust fund	564,792	—

Mutual funds	(11,922,053)	—

Company Stock Fund	47,943	—

Shares of Company common stock	(603,307)	366,345

Sally Beauty Stock Fund	(663,498)	—

Shares of Sally Beauty common stock	(124,376)	103,488

Net (depreciation) appreciation in fair value	$(18,922,750)	3,894,719

(5)	Party-in-interest Transactions

Certain plan investments are in common stock of the Company and therefore, these transactions qualify as party-in-interest transactions. Party-in-interest investments held by the Plan included 427,809 shares and 127,658 shares of the Company’s common stock at December 31, 2008 and 2007, respectively, with a fair value of $3,239,735 and $3,132,734, respectively. Dividend income earned on the Company’s common stock was $51,715, and $26,329 for the years ended December 31, 2008 and 2007, respectively.

(6)	Plan Termination

It is the intent of the Company that the Plan continues into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

(7)	Tax Status

As of the Trustee Transfer Date, the Company adopted a Volume Submitter Standardized Profit Sharing Plan with a Cash or Deferral Arrangement, which received a favorable opinion letter from the Internal Revenue Service, dated March 31, 2008. Prior to the Trustee Transfer Date, the Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement, which received a favorable opinion letter from the Internal Revenue Service, dated July 28, 2004. Both of the favorable opinion letters stated that the form of the Plan and related trust are designed in accordance with applicable sections of the Code. The Company believes that the Plan currently is designed and being operated in compliance with

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

the applicable requirements of the Code and, therefore, the Plan qualifies under Section 401(a) of the Code and is exempt from tax under Section 501(a) of the Code. Furthermore, the plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Supplemental Schedule I

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Schedule H, Part IV Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, par value, or number of shares/units	(d) Cost	(e) Current value
	Mutual funds:
	American Funds EuroPacific Growth Fund	111,536 shares	a	$3,117,435
	Columbia Mid Cap Value Fund	258,160 shares	a	2,181,452
	Dodge & Cox International Stock Fund	129,988 shares	a	2,846,726
	Dodge & Cox Stock Fund	21,902 shares	a	1,628,865
	Fidelity Spartan Extended Market Index Fund	3,139 shares	a	70,790
	JP Morgan Small Cap Growth Fund	298,222 shares	a	1,878,803
	Morgan Stanley Mid Cap Growth Fund	65,745 shares	a	1,156,457
	PIMCO Total Return Fund	291,596 shares	a	2,956,788
	Vanguard Institutional Index Fund	71,266 shares	a	5,882,300
	Vanguard Morgan Growth Fund	177,528 shares	a	6,215,268
	Vanguard Target Retirement 2005	28,909 shares	a	280,208
	Vanguard Target Retirement 2010	28,442 shares	a	500,896
	Vanguard Target Retirement 2015	77,493 shares	a	740,429
	Vanguard Target Retirement 2020	66,935 shares	a	1,109,170
	Vanguard Target Retirement 2025	190,547 shares	a	1,765,817
	Vanguard Target Retirement 2030	75,802 shares	a	1,177,741
	Vanguard Target Retirement 2035	110,014 shares	a	1,026,984
	Vanguard Target Retirement 2040	45,901 shares	a	694,655
	Vanguard Target Retirement 2045	45,985 shares	a	440,028
	Vanguard Target Retirement 2050	3,073 shares	a	46,664
	Vanguard Target Retirement Income	31,469 shares	a	299,522
	Vanguard Wellington Fund	98,910 shares	a	4,172,014
*	Wells Fargo Advantage Small Cap Value	73,781 shares	a	1,339,862

				41,528,874

	Common stock:
*	Alberto Culver Company Stock Fund	1,096,814 units	a	10,762,887
	Sally Beauty Holdings, Inc. Stock Fund	179,106 units	a	1,466,577

				12,229,464

	Common/collective trust funds:
*	Wells Fargo Stable Return Fund G	896,167 shares	a	38,085,762

*	Participant loans	4.0% to 10.5%, maturing through 2018	—	2,091,690

				$93,935,790

* - Represents a party-in-interest as defined by ERISA.

a - Cost has been omitted, as all investments are participant directed.

See accompanying independent auditors’ report.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Supplemental Schedule II

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Schedule H, Part IV Line 4a – Delinquent Participant Contributions

December 31, 2008

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Contribution Amount
Alberto-Culver USA, Inc.	Adopting Employer	Participant contributions for an employee was not funded within the time period described by DOL Regulation 2510.3-102. The August 29, 2008 participant contribution was deposited on March 16, 2009 and adjusted for earnings.	$993

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009	Alberto Culver 401(k) and Profit Sharing Plan

/s/ Ralph J. Nicoletti
Alberto Culver Company, Senior Vice President and Chief Financial Officer as Plan Administrator

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Index to Exhibit

Exhibit Number
23.1	KPMG Consent of Independent Registered Public Accounting Firm